April 5, 2005

Mail Stop 0406

Mr. Michael Skelton
Chief Executive Officer
CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361

	RE:	CaminoSoft Corp.
      File no. 033-64534-LA
		Form 10-KSB: For the Year Ended September 30, 2004
		Form 10-QSB: For the Quarterly Period Ended December 31,
2004

Dear Mr. Skelton:

	We reviewed your response letter dated March 24, 2005 and have the following additional comments. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report on Form 10-KSB for the Year Ended September 30, 2004

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. You indicate in your response to our comment no. 3 that you do not have any multiple element arrangements and your software arrangements always include one year of support and update. Considering your software arrangements always include software, support and updates it would appear that your software arrangements have multiple elements.
Help us understand why your software arrangements which include software, support and updates are not multiple element arrangements.
Specifically address your consideration of paragraph 9 of SOP 97-2 in your response. We refer you to paragraphs 9 and 34-72 of SOP 97-2.

2. It does not appear from your response to our comment no. 3 that you have established VSOE for the fair value of your perpetual software licenses, considering "all" software license arrangements include one year of support and updates. Tell us whether you have established VSOE for your perpetual licenses pursuant to paragraph 10 of SOP 97-2. If you have not established VSOE for your perpetual software licenses, confirm that you are recognizing revenue in accordance with the residual method. Tell us how you have considered
SOP 98-9 in applying the residual method, if applicable, and specifically address your consideration of paragraphs .06 a and b. Revise your revenue recognition policy as needed.

3. We note from your response to comment no. 3 that product support is based on a percentage of new product license fees and support can be purchased separately. Considering your response refers specifically to product support as a percentage of license fees, confirm that "updates", which include unspecified upgrades, maintenance releases and patches, are included in your product support fee. Tell us the fee or range of fees, as a percentage of "new" license fees, for product support included with your software arrangements, product software renewals stipulated in your software arrangements and for product support sold separately. We may have further comments based on your response.

4. We note from your response from our comment no. 7 that the relative fair values of debt and warrants were allocated at the time of issuance. It is not evident from your response whether the $750,000 of proceeds from this issuance were allocated to warrants and debt based on their relative fair values. Supplementally, provide your computation for allocating the proceeds from this issuance to warrants and debt. In your computation clearly indicate the interest rate you utilized in arriving at the fair value of the debt without warrants. Also provide your computations for allocating proceeds from any other issuances of debt which included warrants or other equity instruments. We refer you to paragraphs 15 and 16 of APB 14.

5. In your response to our prior comment no. 7 you confirm that you will "re-class" debt discount in future filings. Supplementally provide the amounts classified in deferred financing costs that relate to debt discount as of September 30, 2004 and 2003 and each interim period for 2005, 2004 and 2003 and the issuances to which they relate. In your response include your assessment of the materiality of the "re-class" for all the aforementioned periods pursuant to SAB Topic 1M. Also specifically address your consideration of the impact of the "re-class" on any debt covenants.

	Please respond to these comments within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 942-8645, Thomas Ferraro, Review Accountant, at (202) 824-5367 or me at
(202) 942-2949 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant


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CaminoSoft Corp.
April 5, 2005
page 1